November 1, 2022

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN ENERGY FUELS CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

Via EDGAR Submission and Hand Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:       Karl Hiller, Branch Chief

Mark Wojciechowski, Staff Accountant

RE:          Clean Energy Fuels Corp.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-33480

Dear Mr. Hiller and Mr. Wojciechowski:

Clean Energy Fuels Corp. (the “Company,” “we,” “us” or “our”) is submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 18, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-33480) filed with the Commission on February 24, 2022 (the “2021 Form 10-K”).

For your convenience, the Staff’s headings and comments set forth in the Comment Letter have been reproduced in bold and italicized font herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the 2021 Form 10-K.

****

Form 10-K for Fiscal Year Ended December 31, 2021

Business

Properties, page 31

1.	We understand from your response to prior comment two that you prefer to refrain from disclosing the extent to which you own, operate or only supply the fueling stations in your network, providing details of the arrangements under which you operate and supply fueling stations that you do not own, and addressing utilization of the network.

Please provide us with the requested details, concerning ownership, the operating and supply agreements, and utilization; and clarify the number of stations in each category that are covered by your fuel supply agreements, O&M service agreements, or both.

CONFIDENTIAL TREATMENT REQUESTED BY CLEAN ENERGY FUELS CORP. PURSUANT TO 17 C.F.R. SECTION 200.83

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that as of December 31, 2021, the Company owns the fueling equipment at *** stations where we are the fuel provider and the Company provides fuel, maintenance services, or both at *** customer owned sites. The utilization at Company owned sites averaged ***% for the fiscal year 2021. The *** customer owned sites are broken down by the following types of agreement:

●	*** have service-related agreements

●	*** have fuel supply agreements

●	*** sites have both service-related and fuel supply agreements

Management's Discussion and Analysis of Financial Condition and Results of Operations Performance Overview, page 36

2.	We note your response to prior comment four clarifying that all of your RNG and conventional natural gas is purchased from third-party suppliers, and that you refer to the disclosure revisions proposed in response to prior comment three, although these do not appear to include a clear statement to this effect.

Please revise your disclosures in the Overview sections on pages 3 and 34, and under The Company and Nature of Business section on page 64, including disclosures explaining that you are "focused on developing, owning, and operating dairy and other livestock waste RNG projects," to clarify that you do not presently source RNG from any projects that you own or operate, and that you rely completely on purchases of RNG and conventional natural gas to fulfill your obligations to sell fuel products.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company will clearly state that our purchases of RNG and conventional natural gas are purchased from third-party suppliers. The excerpts below, from the Company’s 2021 Form 10-K page 37 under Key Operating Data where the Company defines GGEs sold, illustrate the proposed disclosure in future filings, with proposed edits marked to indicate our changes. This also incorporates some of the edits in response to Comment 3 below.

In evaluating our operating performance, we focus primarily on: (1) the amount of fuel volume ~~RNG, CNG and LNG GGEs delivered (which we define as (i) the volume of GGEs~~ we sell to our customers ~~as fuel~~ with particular focus on RNG volumes as a subset of fuel volumes, ~~plus (ii)~~(2) ~~the volume of GGEs~~ O&M service volumes dispensed at facilities we do not own but where we provide O&M services on a per-gallon or fixed fee basis, ~~plus (iii) our proportionate share of the GGEs sold as CNG by our joint venture with Mansfield Ventures, LLC and Mansfield Clean Energy Partners, LLC (“MCEP”),~~ (~~2~~3) our station construction cost of sales, ~~(3) our gross margin (which we define as revenue minus cost of sales),~~ and (4) net income (loss) attributable to us. All RNG and conventional natural gas sold is currently purchased from third-party suppliers. In the tables below, certain gallons are included in both fuel and service volumes when the Company sells fuel (product revenue) to a customer and provides maintenance service (service revenue) to the same customer.

*** Confidential treatment requested by Clean Energy Fuels Corp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

In addition, the Company will revise its disclosures in future filings clarifying that the Company does not presently source RNG from any projects it owns or operates. Once the Company does begin to source RNG from projects it owns or operates it will adjust the disclosure accordingly. The excerpts below from the Company’s 2021 Form 10-K illustrate the proposed disclosure in future filings with proposed edits marked to indicate our changes.

Item 1.   Business.

Overview

Clean Energy Fuels Corp., a Delaware corporation, is a leading renewable energy company focused on the procurement and distribution of renewable natural gas (“RNG”) and conventional natural gas, in the form of compressed natural gas (“CNG”) and liquefied natural gas (“LNG”), for the United States and Canadian transportation markets.  RNG, which is delivered as either CNG or LNG, is created by the recovery and processing of naturally occurring, environmentally detrimental waste methane (“biogas”) from non-fossil fuel sources - such as dairy and other livestock waste and landfills - for beneficial use as a replacement for fossil-based transportation fuels. Methane is one of the most potent climate-harming greenhouse gases (“GHG”) with a comparative impact on global warming that is about 25 times more powerful than that of carbon dioxide. We are focused on developing, owning, and operating dairy and other livestock waste RNG projects and supplying RNG (currently procured only from third party sources but once our RNG projects go online we expect RNG to come from our own sources ~~procured from our own projects or from third parties~~) to our customers in the heavy and medium-duty commercial transportation sector. We have participated in the alternative vehicle fuels industry for over 20 years. We believe we are in a unique position because the valuable Environmental Credits (as defined below) are generated by the party that dispenses RNG into vehicle fuel tanks, and we believe we have access to more dispensers than any other market participant.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are North America’s leading provider of the cleanest fuel for the transportation market, based on the number of stations operated and the amount of gasoline gallon equivalents (“GGEs”) of renewable natural gas (“RNG”) and conventional natural gas delivered. Through our sales of RNG, which is derived from biogenic methane produced by the breakdown of organic waste, we help thousands of vehicles, from airport shuttles to city buses to waste and heavy-duty trucks, reduce their amount of climate-harming greenhouse gas from 60% to over 400% based on determinations by the California Air Resources Board (“CARB”), depending on the source of the RNG, while also reducing criteria pollutants such as Oxides of Nitrogen, or NOx. RNG is delivered as compressed natural gas (“CNG”) and liquefied natural gas (“LNG”).

As a clean energy solutions provider, we supply RNG and conventional natural gas both sourced from third party suppliers, in the form of CNG and LNG, for medium and heavy-duty vehicles; design and build, as well as operate and maintain (“O&M”), public and private fueling stations in the United States and Canada; develop and own dairy ADG RNG production facilities; sell and service compressors and other equipment used in RNG production and at fueling stations; transport and sell RNG and conventional natural gas via “virtual” natural gas pipelines and interconnects; sell U.S. federal, state and local government credits (collectively, “Environmental Credits”) we generate by selling RNG as a vehicle fuel, including Renewable Identification Numbers (“RIN Credits” or “RINs”) under the federal Renewable Fuel Standard Phase 2 and credits under the California and the Oregon Low Carbon Fuel Standards (collectively, “LCFS Credits”); and obtain federal, state and local tax credits, grants and incentives.

Note 1 —Summary of Significant Accounting Policies

The Company and Nature of Business

Clean Energy Fuels Corp., together with its majority and wholly owned subsidiaries (hereinafter collectively referred to as the “Company,” unless the context or the use of the term indicates or requires otherwise) is engaged in the business of selling renewable and conventional natural gas as alternative fuels for vehicle fleets and related fueling solutions to its customers, primarily in the United States and Canada. The Company’s principal business is supplying renewable natural gas (“RNG”) and conventional natural gas, in the form of compressed natural gas (“CNG”) and liquefied natural gas (“LNG”), for medium and heavy-duty vehicles and providing operation and maintenance (“O&M”) services for public and private vehicle fleet customer stations. The Company is also focused on developing, owning, and operating dairy and other livestock waste RNG projects and supplying RNG (currently procured only from third party sources but once our RNG projects go online we expect RNG to come from our own sources ~~procured from our own projects or from third parties~~) to its customers in the heavy and medium-duty commercial transportation sector.

3.	We note that in the first and third tabulations on page 37, you combine RNG sales volumes with delivery volumes, and in the second and fourth tabulations on page 37, you separately report RNG volume sales, but do not separately report conventional natural gas volume sales, which is identified as a revenue source on page 68.

Please expand your disclosures to clarify how the volumetric measures are correlated with your product and service revenues. For example, explain whether O&M service revenues are recognized for all RNG and conventional natural gas volumes sold, in addition to the sales price of these products, and whether delivery volumes are limited to those for which service revenues are based on delivery volumes rather than fixed prices.

If such measures are not fully correlated with the product and service revenues as presented on page 60, revise the presentation as necessary to report the sales volumes and delivery volumes underlying these revenues. Please clarify how volumes of conventional natural gas sold are represented in your tabulations.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company will prospectively update its disclosures to disclose the fuel volume sold that correlates to volume-related product revenue broken out by RNG and conventional natural gas. Separately, the Company will also disclose O&M service volumes that correlate to volume-related O&M services revenue. This disclosure will better align with the updated revenue tables discussed in Comment 5 below.

In an effort to clarify the disclosures and address the Staff’s comment regarding the Company’s disclosure of volumes related to the types of fuel sold as well as the volume serviced, the following represents an example of the updated disclosure under Key Operating Data in Item 7 of Part II of our 2021 Form 10-K that we propose to include in future filings, using the information from our 2021 Form 10-K and our response dated letter dated September 7, 2022 to the Staff’s Comment Letter dated August 8, 2022 for illustrative purposes with proposed edits marked to indicate our changes.

Key Operating Data

In evaluating our operating performance, we focus primarily on: (1) the amount of fuel volume ~~RNG, CNG and LNG GGEs delivered (which we define as (i) the volume of GGEs~~ we sell to our customers ~~as fuel~~ with particular focus on RNG volumes as a subset of fuel volumes, ~~plus (ii)~~(2) ~~the volume of GGEs~~ O&M service volumes dispensed at facilities we do not own but where we provide O&M services on a per-gallon or fixed fee basis, ~~plus (iii) our proportionate share of the GGEs sold as CNG by our joint venture with Mansfield Ventures, LLC and Mansfield Clean Energy Partners, LLC (“MCEP”),~~ (~~2~~3) our station construction cost of sales, ~~(3) our gross margin (which we define as revenue minus cost of sales),~~ and (4) net income (loss) attributable to us. All RNG and conventional natural gas sold is currently purchased from third-party suppliers. In the tables below, certain gallons are included in both fuel and service volumes when the Company sells fuel (product revenue) to a customer and provides maintenance service (service revenue) to the same customer. The following tables present our key operating data for the years ended December 31, 2019, 2020 and 2021:

~~Year Ended~~
~~December 31,~~
~~GGEs delivered (in millions)~~	~~2019~~	~~2020~~	~~2021~~
~~CNG (1)~~	~~335.7~~	~~321.0~~	~~347.4~~
~~LNG~~	~~65.1~~	~~61.5~~	~~55.2~~
~~Total~~	~~400.8~~	~~382.5~~	~~402.6~~

~~RNG sold as vehicle fuel is included in the CNG or LNG amounts in the table above as applicable based on the form in which it was sold. GGEs of RNG sold as vehicle fuel for the years ended December 31, 2019, 2020 and 2021, were as follows:~~

~~Year Ended~~
~~December 31,~~
~~GGEs of RNG delivered (in millions)~~	~~2019~~	~~2020~~	~~2021~~
~~CNG~~	~~112.5~~	~~124.4~~	~~146.0~~
~~LNG~~	~~30.8~~	~~28.9~~	~~21.0~~
~~Total~~	~~143.3~~	~~153.3~~	~~167.0~~

~~Year Ended~~
~~December 31,~~
~~GGEs delivered (in millions)~~	~~2019~~	~~2020~~	~~2021~~
~~O&M services~~	~~158.5~~	~~138.5~~	~~148.4~~
~~Fuel (1)~~	~~162.4~~	~~157.6~~	~~164.1~~
~~Fuel and O&M services (2)~~	~~79.9~~	~~86.4~~	~~90.1~~
~~Total~~	~~400.8~~	~~382.5~~	~~402.6~~

~~RNG sold as vehicle fuel is included in the table above as applicable based on the services provided. GGEs of RNG sold as vehicle fuel for the years ended December 31, 2019, 2020 and 2021, were as follows:~~

~~Year Ended~~
~~December 31,~~
~~GGEs of RNG delivered (in millions)~~	~~2019~~	~~2020~~	~~2021~~
~~Fuel~~	~~87.3~~	~~86.2~~	~~88.0~~
~~Fuel and O&M services (2)~~	~~56.0~~	~~67.1~~	~~79.0~~
~~Total~~	~~143.3~~	~~153.3~~	~~167.0~~

	Year Ended
Fuel volume, GGEs sold (in millions), correlating to total volume-related	December 31,
product revenue	2019	2020	2021
RNG	143.3	153.3	167.0
Conventional natural gas	95.0	82.1	78.8
Total	238.3	235.4	245.8

	Year Ended
O&M service volume, GGEs serviced (in millions), correlating to volume-	December 31,
related O&M service revenue	2019	2020	2021
O&M services	234.7	218.4	229.8

	Year Ended
	December 31,
Other operating data (in millions)	2019		2020		2021
Station construction cost of sales		$23.5		$24.0		$15.0
~~Gross margin (3) (4) (5)~~	~~$~~	~~132.0~~	~~$~~	~~106.3~~	~~$~~	~~40.2~~
Net income (loss) attributable to Clean Energy Fuels Corp. (~~3~~1) (~~5~~2)		$20.4		$(9.9)		$(93.0)

~~(1)~~	~~As noted above, amounts include our proportionate share of the GGEs sold as CNG by our joint venture with MCEP. GGEs sold by this joint venture were 0.4 million, 0.3 million, and 0.4 million for the years ended December 31, 2019, 2020 and 2021, respectively.~~

~~(2)~~	~~Represents GGEs at stations where we provide both fuel and O&M services.~~

~~(3)~~	(1) Includes $47.1 million, $19.8 million, and $20.7 million of AFTC revenue for the years ended December 31, 2019, 2020, and 2021, respectively.

~~(4)~~	~~Gross margin includes an unrealized gain (loss) from the change in fair value of commodity swap and customer fueling contracts of $(6.6) million, $2.1 million, and $(3.3) million for the years ended December 31, 2019, 2020 and 2021, respectively. See Note 7 for more information regarding the commodity swap and customer contracts.~~

~~(5)~~	(2) Includes $0.0 million, $0.0 million, and $83.6 million of non-cash stock-based sales incentive contra-revenue charges related to the Amazon Warrant (as defined below) for the years ended December 31, 2019, 2020 and 2021, respectively.

Results of Operations, page 47

4.	We note that you proposed revisions in response to prior comment six, to more clearly align your discussion and analysis with the activity reported in your financial statements, although it remains unclear how you would supplement the table of percentages on page 48 with numerical data to provide adequate context, or how you would reconcile these details with those in the revenue tables under Performance Overview on page 36.

We also note that in describing product revenue for 2021, you identify several components that declined relative to the prior year, and indicate these were offset by an increase of $60.5 million, which you partially attribute to "an increase in GGEs delivered and higher natural gas prices...and an increase in RNG volumes delivered."

Given that you separately report service revenues that include per gallon fees based on volumes delivered, please further clarify whether your references to GGEs delivered and volumes delivered when discussing product revenues are synonymous with volumes sold in this context, and clarify how GGEs delivered (or sold) are distinguished from RNG volumes delivered (or sold), as well as deliveries (or sales) of conventional natural gas.

Please further revise your disclosures to address the concerns outlined above, also to quantify the volumetric activity that is distinctly correlated with service revenues, and separately with product revenues, and to differentiate between volumetric and price changes when quantifying revenues associated with these changes.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company’s references to GGEs delivered and volumes delivered when discussing product revenues are synonymous with volumes sold in this context. GGEs delivered (or sold) represent the total volume sold and is comprised of GGEs of RNG and GGEs of conventional natural gas. We refer the Staff to our response to Comment 3 above.

In an effort to clarify the disclosures and address the Staff’s comment, the following represents an example of the presentation and discussion that we propose to include in future filings under Results of Operations, using the information from our 2021 Form 10-K and our response dated letter dated September 7, 2022 to the Staff’s Comment Letter dated August 8, 2022 for illustrative purposes with proposed edits marked to indicate our changes.

“Results of Operations

Product revenue. Product revenue for 2021 decreased by $38.9 million to $213.1 million, 83.4% of total revenue, compared to $252.0 million, 86.4% of total revenue, for 2020. The decrease was primarily due to $83.6 million of non-cash stock-based sales incentive contra-revenue charges related to the Amazon Warrant recognized in 2021, and a decrease in station construction sales of $10.2 million between periods due to decreased construction activities as a result of construction delays relating to completion of certain projects. The change in fair value of our commodity swap and customer contracts entered into in connection with our Zero Now truck financing program contributed $5.6 million to the decrease in product revenue between 2020 and 2021, as we recognized an unrealized gain of $2.1 million in 2020 compared to an unrealized loss of $3.5 million in 2021. These decreases were partially offset by a $60.5 million increase in product revenue primarily due to (1) ~~an increase in GGEs delivered and~~ higher natural gas prices that result in a higher sales price together with an increase of fuel volumes sold for additional revenue of $45.1 million, and (2) an increase in RIN revenue of $16.4 million resulting from higher average RIN prices in 2021 compared to 2020 together with an increase of RNG volumes ~~delivered~~ sold.

Service revenue. Service revenue for 2021 increased $2.7 million to $42.5 million, 16.6% of total revenue, compared to $39.8 million, 13.6% of total revenue, for 2020. The increase was primarily due to an increase in service revenue related to an increase in GGEs of 13.6 million ~~in GGEs delivered and an increase in the number of stations where we provide O&M services~~.”

Financial Statements

Note 2 - Revenue from Contracts with Customers, page 73

5.	We note that in response to prior comment eight you suggest that the nature, amount, timing, and uncertainty of revenues and cash flows from sales of fuel, O&M services, and RIN and LCFS credits are all affected by economic factors in a similar manner.

However, on pages 43 and 54 you indicate that you are generally subject to market price risk with respect to sales of natural gas, either directly or via hedging arrangements, while on pages 5 and 37 you indicate that you generally charge either a fixed or set per gallon fee in exchange for O&M services. We also note disclosure on page 43, describing the markets for RINs and LCFS credits as "volatile and unpredictable," having "significant fluctuations" in prices, and subject to changes in the federal and state programs under which these credits are generated and sold, among other factors.

Under Rule 5-03 of Regulation S-X, revenues must be reported for several categories based on distinctions in the nature of the revenues, i.e. sales of tangible products, revenues from services, and other revenues must be presented separately.

Given the various and differing exposures to economic factors, we continue to believe that revenues from sales of fuel, O&M Services, and RIN and LCFS credits should be disaggregated under this heading with details comparable to those appearing on pages 36 and 60, although references to "RNG and conventional natural gas" should also be revised to clarify the extent to which conventional natural gas is sold without RNG.

Response:

The Company acknowledges the Staff’s comment and will include additional revenue disaggregation in future filings. The excerpts below from the Company’s 2021 Form 10-K illustrate the proposed disclosure in future filings, with proposed edits marked to indicate our changes.

“Note 1 —Summary of Significant Accounting Policies

Revenue Recognition

~~Volume-Related~~ Product Revenue

Volume Related

The Company’s volume-related product revenue ~~primarily~~ consists of sales of RNG and conventional natural gas, in the form of CNG and LNG, ~~O&M services~~ and sales of RINs and LCFS Credits in addition to Amazon Warrant Charges and changes in fair value of the Company’s derivative instruments associated with providing fuel to customers under contracts.

RNG and conventional natural gas ~~fuel and O&M services~~ are sold pursuant to contractual commitments over defined ~~goods-and-service~~ delivery periods. These contracts typically include a stand-ready obligation to supply natural gas ~~and/or provide O&M services daily based on a committed and agreed upon routine maintenance schedule or when and if called upon by the customer.~~ The Company applies the ‘right to invoice’ practical expedient and recognizes fuel ~~and O&M services~~ revenue in the amount to which the Company has the right to invoice. The Company has a right to consideration based on the amount of gasoline gallon equivalents (“GGEs”) of fuel dispensed by the customer and current pricing conditions. Customers ~~which~~ are typically billed ~~to the customer~~ on a monthly basis. The Company calculates one GGE to equal 125,000 British Thermal Units (“BTUs”), and, as such, one million BTUs (“MMBTU”) equal eight GGEs. Since payment terms are less than a year, the Company has elected the practical expedient which allows it to not assess whether a customer contract has a significant financing component.

Contract modifications are not distinct from the existing contract and are typically renewals of fuel ~~and O&M service~~ sales. As a result, these modifications are accounted for as if they were part of the existing contract. The effect of a contract modification on the transaction price is recognized prospectively.

The Company sells RINs and LCFS Credits to third parties that need the credits to comply with federal and state requirements. Revenue is recognized on these credits when there is an agreement in place to monetize the credits at a determinable price and the RNG fuel has been delivered. The sales price for some environmental credit transactions may not be determinable in the period in which the RNG flows as pricing is established the quarter after RNG flows. In these circumstances, revenue from RIN and LCFS credits is recognized once the sales price is established and therefore is considered determinable.

Amazon Warrant Charges (defined in Note 13) are determined based on the grant date fair value of the award and the associated non-cash stock-based sales incentive charges, which are recorded as a reduction of revenue and are recognized as the customer purchases fuel and vesting conditions become probable of being achieved. See discussion under “Amazon Warrant” below and Note 13 for additional information.

The changes in fair value of derivative instruments relate to the Company’s commodity swap and customer fueling contracts. The contracts are measured at fair value with changes in fair value recorded in the accompanying consolidated statements of operations in the period incurred. The amounts are classified as revenue because the Company’s commodity swap contracts are used to economically offset the risk associated with the diesel-to-natural gas price spread resulting from existing and anticipated customer fueling contracts under the Company’s Zero Now truck financing program. See Note 7 for more information about these derivative instruments. For the years ended December 31, 2019, 2020 and 2021, changes in the fair value of commodity swaps and customer contracts amounted to a gain (loss) of $(6.6) million, $2.1 million, and $(3.5) million, respectively.

Station Construction Sales

Station construction contracts are generally short-term, except for certain larger and more complex stations, which can take up to 24 months to complete. For most of the Company’s station construction contracts, the customer contracts with the Company to provide a significant service of integrating a complex set of tasks and components into a single station. Hence, the entire contract is accounted for as one performance obligation.

The Company recognizes revenue over time as the Company performs under its station construction contracts because of the continual transfer of control of the goods to the customer, who typically controls the work in process. Revenue is recognized based on the extent of progress towards completion of the performance obligation and is recorded proportionally as costs are incurred. Costs to fulfill the Company’s obligations under these contracts typically include labor, materials and subcontractors’ costs, other direct costs and an allocation of indirect costs.

Refinements of estimates to account for changing conditions and new developments are continuous and characteristic of the process. Many factors that can affect contract profitability may change during the performance period of the contract, including differing site conditions, the availability of skilled contract labor, the performance of major suppliers and subcontractors, and unexpected changes in material costs. Because a significant change in one or more of these estimates could affect the profitability of these contracts, the contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the cost-to-cost measure of progress are reflected in contract revenues in the reporting period when such estimates are revised. Provisions for estimated losses on uncompleted contracts are recorded in the period in which the losses become known.

Contract modifications are typically expansions in scope of an existing station construction project. As a result, these modifications are accounted for as if they were part of the existing contract. The effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase or a reduction) on a cumulative catch-up basis.

Under the typical payment terms of the Company’s station construction contracts, the customer makes either performance-based payments (“PBPs”) or progress payments. PBPs are interim payments of the contract price based on quantifiable measures of performance or the achievement of specified events or milestones. Progress payments are interim payments of costs incurred as the work progresses. For some of these contracts, the Company may be entitled to receive an advance payment. The advance payment typically is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a construction contract and to protect the Company if the customer fails to adequately complete some or all of its obligations under the contract. In addition, the customer retains a small portion of the contract price until completion of the contract. Such retained portion of the contract price is not considered a significant financing component because the intent is to protect the customer.

In certain contracts with its customers, the Company agrees to provide multiple goods or services, including construction of and sale of a station, O&M services, and sale of fuel to the customer. These contracts have multiple performance obligations because the promise to transfer each separate good or service is separately identifiable and is distinct. This evaluation requires significant judgment and the decision to combine a group of contracts or separate the combined or single contract into multiple performance obligations could change the amount of revenue recognized in one or more periods.

The Company allocates the contract price to each performance obligation using best estimates of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate the standalone selling price for fuel and O&M services is observable standalone sales, and the primary method used to estimate the standalone selling price for station construction sales is the expected cost plus a margin approach because the Company sells customized customer-specific solutions. Under this approach, the Company forecasts expected costs of satisfying a performance obligation and then adds an appropriate margin for the good or service.

AFTC

See discussion under “Alternative Fuel Tax Credit” below for more information about AFTC, which is not recognized as revenue until the period the credit is authorized through federal legislation.

Other

The majority of other revenue is from sales of used natural gas heavy-duty trucks purchased by the Company. Revenue on these contracts is recognized at the point in time when the customer accepts delivery of the truck.”

Service Revenue

O&M and Other Services

~~Fuel and~~ O&M and other services are sold pursuant to contractual commitments over defined ~~goods-and-service~~ delivery periods. These contracts typically include a stand-ready obligation to ~~supply natural gas and/or~~ provide O&M and/or other services ~~daily~~ based on a committed and agreed upon routine maintenance schedule or when and if called upon by the customer.

The Company applies the ‘right to invoice’ practical expedient and recognizes ~~fuel and~~ O&M and other services revenue in the amount to which the Company has the right to invoice. The Company has a right to consideration based on services rendered or on amount of ~~gasoline gallon equivalents~~ GGEs of fuel dispensed by the customer ~~and current pricing conditions~~ multiplied by an agreed upon rate. ~~which are typically billed to the~~ Customers are typically billed on a monthly basis. Since payment terms are less than a year, the Company has elected the practical expedient which allows it to not assess whether a customer contract has a significant financing component.

Contract modifications are not distinct from the existing contract and are typically renewals of ~~fuel and~~ O&M and other service sales. As a result, these modifications are accounted for as if they were part of the existing contract. The effect of a contract modification on the transaction price is recognized prospectively.

“Note 2 —Revenue from Contracts with Customers

Disaggregation of Revenue

The table below presents the Company’s revenue disaggregated by revenue source (in thousands):

~~Years Ended December 31,~~
	~~2019~~		~~2020~~		~~2021~~
~~Volume-related (1) (2)~~ 	~~$~~	~~273,535~~	~~$~~	~~245,300~~	~~$~~	~~218,540~~
~~Station construction sales~~		~~23,120~~		~~26,593~~		~~16,406~~
~~AFTC (3)~~		~~47,123~~		~~19,831~~		~~20,700~~
~~Other~~		~~287~~		~~—~~		~~—~~
~~Total revenue~~	~~$~~	~~344,065~~	~~$~~	~~291,724~~	~~$~~	~~255,646~~

	Years Ended December 31,
	2019	2020	2021
Product revenue:
Volume-related
Fuel sales(1)	$203,149	$169,460	$130,973
Change in fair value of derivative instruments(2)	(6,584)	2,135	(3,490)
RIN Credits	18,111	15,254	31,736
LCFS Credits	13,263	18,681	16,808
Total volume-related product revenue	227,939	205,530	176,027
Station construction sales	23,120	26,593	16,406
AFTC(3)	47,123	19,831	20,700
Other	287	—	—
Total product revenue	298,469	251,954	213,133
Service revenue:
Volume-related, O&M services	45,440	39,582	41,934
Other services	156	188	579
Total service revenue	45,596	39,770	42,513
Total revenue	$344,065	$291,724	$255,646

~~(2)~~ (1) Includes non-cash stock-based sales incentive contra-revenue charges associated with the Amazon Warrant for the years ended December 31, 2019, 2020 and 2021 of $0.0 million, $0.0 million and $83.6 million, respectively. See Note 13 for more information.

~~(1)~~ (2) ~~Includes~~ Changes in fair value of derivative instruments related to the Company’s commodity swap and customer fueling contracts. See Note 1 and Note 7 for more information about these derivative instruments. ~~For the years ended December 31, 2019, 2020 and 2021, changes in the fair value of commodity swaps and customer fueling contracts amounted to a loss of $6.6 million, a gain of $2.1 million, and a loss of $3.5 million, respectively~~.

(3) Represents the federal alternative fuel excise tax credit that we refer to as “AFTC,” which was extended for vehicle fuel sales made beginning January 1, 2021 through December 31, 2021.”

“Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Performance Overview

This performance overview discusses matters on which our management focuses in evaluating our financial condition and our operating results.

Sources of Revenue

The following tables represent our sources of revenue:

~~Year Ended December 31,~~
~~Revenue (in millions)~~	~~2019~~		~~2020~~		~~2021~~
~~Volume-related (1) (2)~~	~~$~~	~~273.6~~	~~$~~	~~245.3~~	~~$~~	~~218.5~~
~~Station construction sales~~		~~23.1~~		~~26.6~~		~~16.4~~
~~AFTC (3)~~		~~47.1~~		~~19.8~~		~~20.7~~
~~Other~~		~~0.3~~		~~—~~		~~—~~
~~Total~~	~~$~~	~~344.1~~	~~$~~	~~291.7~~	~~$~~	~~255.6~~

	Years Ended December 31,
	2019	2020	2021
Product revenue(1):
Volume-related(2)
Fuel sales(3)	$203.2	$169.5	$131.0
Change in fair value of derivative instruments(4)	(6.6)	2.1	(3.5)
RIN Credits	18.1	15.3	31.7
LCFS Credits	13.3	18.7	16.8
Total volume-related product revenue	228.0	205.6	176.0
Station construction sales	23.1	26.6	16.4
AFTC(5)	47.1	19.8	20.7
Other	0.3	—	—
Total product revenue	298.5	252.0	213.1
Service revenue(6):
Volume-related, O&M services	45.4	39.5	41.9
Other services	0.2	0.2	0.6
Total service revenue	45.6	39.7	42.5
Total revenue	$344.1	$291.7	$255.6

(1)	A discussion of product revenue is included below under “Results of Operations.”

(2)	Our volume-related product revenue primarily consists of sales of RNG and conventional natural gas, in the form of CNG and LNG, ~~performance of O&M services~~, and sales of RINs and LCFS Credits in addition to changes in fair value of our derivative instruments. More information about our ~~volume~~ GGEs of fuel ~~and O&M services~~ sold in the periods is included below under “Key Operating Data,” and more information about our derivative instruments, which consist of commodity swap and customer fueling contracts, is included in Note 7. ~~Additionally, a discussion of volume-related revenue is included below under “Results of Operations.” The following table summarizes our volume-related revenue in the periods:~~

~~Year Ended December 31,~~
~~Revenue (in millions)~~	~~2019~~			~~2020~~		~~2021~~
~~Fuel sales and performance of O&M services (2)~~	~~$~~	~~248.8~~		~~$~~	~~209.2~~	~~$~~	~~173.5~~
~~Change in fair value of derivative instruments (a)~~		~~(6.6~~	)		~~2.1~~		~~(3.5~~	)
~~RIN Credits~~		~~18.1~~			~~15.3~~		~~31.7~~
~~LCFS Credits~~		~~13.3~~			~~18.7~~		~~16.8~~
~~Total volume-related revenue~~	~~$~~	~~273.6~~		~~$~~	~~245.3~~	~~$~~	~~218.5~~

~~b.~~	~~The change in fair value of derivative instruments is related to the Company’s commodity swap and customer fueling contracts. The amounts are classified as revenue because the Company’s commodity swap contracts are used to economically offset the risk associated with the diesel-to-natural gas price spread resulting from customer fueling contracts under the Company’s Zero Now truck financing program.~~

(3)	Includes $83.6 million of non-cash stock-based sales incentive contra-revenue charges related to the Amazon Warrant (as defined below) for the year ended December 31, 2021.

(4)	The change in fair value of derivative instruments is related to the Company’s commodity swap and customer fueling contracts. The amounts are classified as revenue because the Company’s commodity swap contracts are used to economically offset the risk associated with the diesel-to-natural gas price spread resulting from customer fueling contracts under the Company’s Zero Now truck financing program.

(5)	Represents the federal alternative fuel tax credit, that we refer to as AFTC. AFTC was available for vehicle fuel sales made through December 31, 2021. AFTC may not be reinstated for vehicle fuel sales made after December 31, 2021.

(6)	Our O&M services revenue represents sales from performance of O&M services. More information about our GGEs serviced in the periods relating to O&M services is included below under “Key Operating Data.” Additionally, a discussion of service revenue is included below under “Results of Operations.”

* * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (949) 437-1000.

Sincerely,

/s/ Robert M. Vreeland
Robert M. Vreeland Chief Financial Officer Clean Energy Fuels Corp.